838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 24-477 July 11, 2024

Platinum Group Metals Ltd. Reports Third Quarter Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group", "PTM" or the "Company") reports the Company's financial results for the nine months ended May 31, 2024, and provides an update and outlook.  The Company is focused on advancing the Waterberg project located on the Northern Limb of the Bushveld Complex in South Africa (the "Waterberg Project").  The Waterberg Project is planned as a fully mechanised, shallow, decline access platinum, palladium, rhodium and gold ("4E") mine, including by-product copper and nickel production, and is projected to be one of the largest and lowest cost underground platinum group metals ("PGM" or "PGMs") mines globally.

The Company's near-term objectives are to advance the Waterberg Project to a development and construction decision including the arrangement of construction financing and concentrate offtake agreements.  The Company is also advancing an initiative through Lion Battery Technologies Inc. ("Lion") using platinum and palladium in lithium battery technologies in collaboration with Anglo American Platinum Limited ("Amplats") and Florida International University ("FIU").

For details of the consolidated interim financial statements for the nine months ended May 31, 2024 (the "Financial Statements") and Management's Discussion and Analysis ("MD&A") for the nine months ended May 31, 2024 please see the Company's filings on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov).  Shareholders are encouraged to visit the Company's website at www.platinumgroupmetals.net.  Shareholders may receive a hard copy of the complete Financial Statements and MD&A from the Company free of charge upon request.

All amounts herein are reported in United States dollars unless otherwise specified.  The Company holds cash in Canadian dollars, United States dollars and South African Rand.  Changes in exchange rates may create variances in the cash holdings or results reported.

Recent Events

On April 3, 2024, the directors and shareholders of Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.") unanimously approved a $1.35 million stage four budget (the "Stage Four Budget") to allow the continuation of work programs underway while finalizing an update to the Waterberg Project's 2019 Definitive Feasibility Study ("DFS Update").  The Stage Four Budget, covering the period from March 2024 to approximately August 2024, is a subcomponent of a $21.0 million pre-construction work program (the "Work Program") approved for the Waterberg Project by the directors and shareholders of Waterberg JV Co. on October 18, 2022.  With regard to the Stage Four Budget, Impala Platinum Holdings Ltd. ("Implats") advised that its 2023 group wide restriction on capital expenditures remained in effect and they could not fund their share of current cash calls.  In the fourth fiscal quarter of 2024, Implats' interest is expected to be diluted by a further 0.087% to approximately 14.864%.  Platinum Group has elected to fund Implats shortfall and the Company's direct interest in Waterberg JV Co. will increase concurrently with Implats dilution.  Implats stated they would consider the funding of subsequent cash calls as future circumstances allow.

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On December 20, 2023, the Company announced a Cooperation Agreement (the "Cooperation Agreement") with Ajlan & Bros Mining and Metals Co. ("Ajlan") to study the establishment of a stand-alone PGM smelter ("PGM Smelter") and base metal refinery ("BMR") in Saudi Arabia.  Ajlan is a subsidiary of Ajlan & Bros Holdings, one of the largest private sector diversified conglomerates in the Middle East.  The Cooperation Agreement encompasses three phases: a global PGM concentrate market study (the "Market Study"), a Definitive Feasibility Study for the construction and operation of the PGM Smelter and BMR in Saudi Arabia (the "Smelter DFS"), and an option to form an incorporated 50:50 joint venture following the completion of the Smelter DFS.

The Market Study, which is currently in process, will seek to identify potential global sources of PGM concentrate that could augment the processing of the Waterberg Project concentrate in Saudi Arabia and minimize the risk of sourcing concentrate from only one project.

Upon the completion of the Market Study, Ajlan and the Company may together commission the Smelter DFS at an estimated cost of approximately $4.0 million.  The Smelter DFS will assume the export of PGM concentrate from the Waterberg Project in South Africa to a port facility in Saudi Arabia and will encompass options related to infrastructure, location, technical specifications, capital, and operating costs.  All expenses related to the Smelter DFS are to be split on a 50:50 basis between Platinum Group and Ajlan, including certain costs already incurred by Platinum Group in previous independent beneficiation studies.

An initial trade-off study has been completed to determine the viability of exporting PGM concentrate from South Africa to Saudi Arabia.  A key requirement would be to secure a long-term permit for the export from South Africa of unrefined precious metals in concentrate.  Platinum Group is working with the Government of South Africa to identify local beneficiation opportunities and to analyze the possibility of exporting concentrate.

On December 11, 2023, the directors, and shareholders of Waterberg JV Co. unanimously approved a stage three budget of $1.62 million (the "Stage Three Budget") for continued work on the Waterberg Project covering the period from September 2023 to approximately February 2024.  In conjunction with its approval, Implats advised that due to a restriction on capital expenditure across their portfolio, it could not fund its 15% share of the Stage Three Budget.  As a result, Implats' interest in Waterberg JV Co. was diluted to approximately 14.951% during the third fiscal quarter of 2024.  Platinum Group elected to fund Implats' funding shortfall and the Company's direct interest in Waterberg JV Co. increased concurrently with Implats' dilution.

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On September 18, 2023, the Company reported the closing of a non-brokered private placement of common shares at a price of $1.18 per common share.  An aggregate of 2,118,645 common shares were subscribed for and issued to existing major beneficial shareholder, Hosken Consolidated Investments Limited ("HCI"), through its subsidiary Deepkloof Limited, resulting in gross proceeds to the Company of approximately $2.5 million (the "Private Placement").  Closing of the Private Placement allowed HCI to return to more than a 26% interest in the Company.

On June 21, 2023, the Company reported that Lion had engaged the Battery Innovation Center ("BIC") in Newberry, Indiana, to help drive commercialization efforts for its next generation platinum and palladium based battery chemistries.  Lion is advancing both proprietary lithium-sulfur and enhanced lithium-ion (NMC) technology using the unique catalytic properties of platinum and palladium.  Under a scope of work, BIC is conducting independent small and large scale trials to validate Lion's proprietary platinum and palladium based electrode composition, slurry, and films in both lithium-sulfur and lithium-ion (NMC811) coin and pouch cells.  Collaboration with BIC will also include additional research and development focused on improving performance and scale-up with the goal of creating prototypes for commercialization consideration in 2024.  Lion's target is to develop batteries with specific energies that are 20% to 100% higher than current technologies while meeting or exceeding their present cycle lives.

On June 9, 2023, the Company reported that the Japan Organization for Metals and Energy Security ("JOGMEC") and Hanwa Co. Ltd. ("Hanwa") had established a special purpose company, HJ Platinum Metals Company Ltd. ("HJM"), to hold and fund their future equity interests in the Waterberg Project.  The combined interests of JOGMEC (12.195%) and Hanwa (9.755%) were consolidated into a 21.95% interest for HJM going forward, with JOGMEC to fund 75% of future equity investments into HJM and Hanwa the remaining 25%.

Results For The Nine Months Ended May 31, 2024

During the nine months ended May 31, 2024, the Company incurred a net loss of $4.02 million (May 31, 2023 - net loss of $4.05 million).  General and administrative expenses during the period were lower at $2.57 million (May 31, 2023 - $2.92 million).  Share based compensation was $1.61 million (May 31, 2023 - $1.57 million).  The foreign exchange gain recognized in the current period was $0.04 million (May 31, 2023 - $0.29 million) due primarily to the U.S. Dollar increasing in value relative to the Canadian Dollar during the period.

At May 31, 2024, finance income consisting of interest earned in the nine month period amounted to $0.35 million (May 31, 2023 - $0.47 million).  Basic and diluted loss per share for the year and for the period ended May 31, 2024, was $0.04.

PLATINUM GROUP METALS LTD.	…4

Accounts receivable at May 31, 2024, totalled $0.09 million (August 31, 2023 - $0.22 million) while accounts payable and other liabilities amounted to $0.24 million (August 31, 2023 - $1.37 million).  Accounts receivable was comprised primarily of value added taxes repayable to the Company in South Africa.  Accounts payable consisted primarily of payables related to project engineering and maintenance costs on the Waterberg Project.

On July 27, 2022, the Company entered into an Equity Distribution Agreement with BMO Nesbitt Burns Inc. and BMO Capital Markets for a new at-the-market equity program (the "2022 ATM") to distribute up to $50.0 million (or the equivalent in Canadian dollars) of common shares of the Company.  No Common Shares were sold pursuant to the 2022 ATM prior to August 31, 2022.  As of August 31, 2023, the Company had issued 1,089,503 Common Shares, through BMO Capital Markets on the NYSE American pursuant to the 2022 ATM, at an average price of $1.81, for gross proceeds of $1.97 million.  Directly attributable expenses and legal fees to maintain the 2022 ATM in good standing, and for commissions on equity sales, totaled $0.45 million during fiscal 2023.  No Common Shares have been sold to date in fiscal 2024 pursuant to the 2022 ATM.

Total expenditures on the Waterberg Project, before partner reimbursements, for the nine months ended May 31, 2024, were approximately $2.3 million (May 31, 2023 - $3.5 million).  At period end, $44.1 million in accumulated net costs were capitalized to the Waterberg Project.  Total expenditures on the property since inception to May 31, 2024, are approximately $88.1 million.

For more information on mineral properties, see Note 3 of the Financial Statements.

Outlook

The Company's primary business objective is to advance the Waterberg Project to a development and construction decision.  PTM is the operator of the Waterberg Project as directed by a technical committee comprised of representatives from joint venture partners Implats, Mnombo Wethu Consultants Proprietary Limited ("Mnombo"), and HJM.

On October 18, 2022, Waterberg JV Co. approved in principle the Work Program, including proposed work on initial road access, water supply, essential site facilities, a first phase accommodation lodge, a site construction power supply from state utility Eskom and advancement of the Waterberg Social & Labour Plan.  Work to prepare the DFS Update, including updated mineral resource and mineral reserve estimates, was also approved and is currently in process.  The DFS Update is to include a review of cut-off grades, mining methods, infrastructure plans, scheduling, concentrate offtake, dry stack tailings, costing and other potential revisions to the Waterberg Project's mine plan and financial model.  A draft of the DFS Update is currently before the joint venture partners for review and approval and is expected during the fourth fiscal quarter of 2024.

Before a construction decision can be undertaken, arrangements will be required for Waterberg Project concentrate offtake or processing.  The Company and Waterberg JV Co. are assessing commercial alternatives for mine development financing and concentrate offtake.  In addition to the Company's investigation of smelting and base metal refining options in Saudi Arabia, the Company is also in discussion with several South African smelter operators, including Implats, with a view to negotiating formal concentrate offtake arrangements for the Waterberg Project.

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The Company continues to work closely with regional and local communities and their leadership on mine development plans to achieve optimal outcomes and best value to all stakeholders.

As the world seeks to decarbonize and look for solutions to climate change, the adoption of battery electric vehicles is forecast to reduce the future demand for PGMs used in autocatalysis.  The unique properties of PGMs as powerful catalysts are being applied to various technologies as possible solutions for more efficient energy generation and storage, which may create new demand for PGMs.  The Company's battery technology initiative through Lion with partner Amplats represents one such new opportunity in the high-profile lithium battery research and innovation field.  The investment in Lion creates a potential vertical integration with a broader industrial market development strategy to bring new technologies to market which use palladium and platinum.  Research and development efforts by FIU on behalf of Lion continue.  Technical results from Lion's research may have application to most lithium-ion and lithium-sulfur battery chemistries.

Environmental, Social and Governance

Platinum Group recently received its third annual Environmental, Social and Governance ("ESG") disclosure report from Digbee Ltd. ("Digbee"), a United Kingdom based company that has developed an industry standard ESG disclosure framework for the mining sector providing a right-sized, future looking set of frameworks against which they can credibly disclose, track, compare and improve their ESG performance.  For 2023, Platinum Group achieved an overall score of BBB with a range of C to AAA based on the information provided.  This score is an improvement from the BB score achieved in 2022.  Digbee ESG has been developed in consultation with mining companies, ESG specialists and capital providers and is endorsed by leading financial institutions, producing mining companies and other industry stakeholders.  Digbee's reporting framework is aligned with global standards, including the Equator Principles.  For more details about the Company's 2023 Digbee ESG Report please refer to the Company's MD&A, Annual Information Form ("AIF") and Annual Report on Form 40-F ("Form 40-F").

Regulatory

As well as the discussions within this news release, the reader is encouraged to also see the Company's disclosure made under the heading "Risk Factors" in the Company's current  AIF and Form 40-F.

Qualified Person

Rob van Egmond, P.Geo., a consultant geologist to the Company and a former employee, is an independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").  Mr. van Egmond has reviewed, validated and approved the scientific and technical information contained in this news release and has previously visited the Waterberg Project site.

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About Platinum Group Metals Ltd. and the Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly developed with Implats, Mnombo, and HJM.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "may", "plans", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the success of the Company's objective to advance the Waterberg Project to a development and construction decision, the approval and completion of the various phases of the Work Program, the planned DFS Update, the plan for and development of the Waterberg Project and the potential benefits and results thereof including that it is projected to become one of the largest and lowest cost underground PGM mines globally, financing and mine development of the Waterberg Project, potential commercial alternatives for mine development, obtaining concentrate offtake, the size and cost of the Waterberg Project, the economic feasibility of establishing a new PGM Smelter and BMR, the planned Smelter DFS, work with local communities, the development of new battery technologies and the potential benefits of utilizing palladium and platinum therein, the commercialization thereof and Lion's development of next generation battery technology, the success of Lion's and FIU's research and development efforts, the expansion of Lion's research work into additional battery chemistries, the ability of the Company to obtain all required permitting, surface access, and infrastructure servitudes, the effect of battery electric vehicles on the market for PGMs, the use of PGMs in solutions to climate change, the results of the Market Study and the Company's other future plans and expectations. Although the Company believes any forward-looking statements in this news release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

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The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the Company's inability to generate sufficient cash flow or raise additional capital, and to comply with the terms of any new indebtedness; additional financing requirements; and any new indebtedness may be secured, which potentially could result in the loss of any assets pledged by the Company; the Company's history of losses and negative cash flow; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; pandemics and other public health crises; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent AIF and Form 40-F, other filings with the Canadian securities regulators and SEC , which may be viewed at www.sedarplus.ca and www.sec.gov, respectively. Proposed changes in the mineral law in South Africa, if implemented as proposed, may have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.

The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the SEC. Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.